                                                                    EXHIBIT 12

                               KMART CORPORATION
                        INFORMATION ON RATIO OF EARNINGS
                          TO FIXED CHARGES COMPUTATION

                                                                                            Fiscal Year Ended
                                                                                  -------------------------------------
($ Millions)                                                                      January 29,  January 31,  January 25,
                                                                                     1997         1996*        1995*
                                                                                  -------------------------------------
Net income (loss) from continuing retail operations before
   extraordinary items and the effect of accounting changes                       $  231       $  (230)      $    96
Dividends on Convertible Preferred, Net                                               31       $     -       $     -
Income taxes                                                                          68           (83)            6
                                                                                  ----------------------------------
Pretax income (loss) from continuing retail operations                            $  330       $  (313)      $   102

Distributions from unconsolidated affiliated
  retail companies that exceed equity income                                          28            14           (14)

Fixed charges per below                                                              733           641           651
Less:  Interest capitalized during the period                                         (9)           (6)          (14)
       Preferred Dividends of Majority owned subsidiaries
           not deducted in the determination of pre-tax income                       (47)            -             -
                                                                                  ----------------------------------
Earnings (loss) from continuing retail operations                                 $1,035       $   336       $   725
                                                                                  ==================================

Fixed Charges:
  Interest expense                                                                   498           483           504
  Rent expense - portion of operating rentals representative
    of the interest factor                                                           146           151           131
  Preferred Dividend requirements of Majority owned subsidiaries                      47             -             -
  Other                                                                               42             7            16
                                                                                  ----------------------------------
Total Fixed Charges                                                               $  733       $   641       $   651
                                                                                  ==================================

Ratio of income to fixed charges (1)                                                 1.4             -           1.1
                                                                                  ==================================

* Prior year amounts have been restated for the effect of discontinued operations.

(1) The deficiency of earnings from continuing retail operations versus fixed charges was $305 million for the fiscal year ended January 31, 1996.